Letterhead of Andrews Kurth LLP

                                                             Andrews Kurth LLP
                                                             1717 Main Street
                                                             Suite 3700
                                                             Dallas, Texas 75201
                                                             214.659.4400 Phone
                                                             214.659.4401 Fax
                                                             andrewskurth.com

                                                             Ronald L. Brown
                                                             214.659.4469 Direct



                                 June 23, 2005



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention:  Jeffrey B. Werbitt Mail Stop 4-6

     Re:  Assure Data, Inc.
          Amendment No. 4 to Registration Statement on Form SB-2 File No. 333-121347

Gentlemen:

     We are filing today Amendment No. Four to the above-captioned registration statement and are responding to each of your comments in your letter dated May 10, 2005 in the amendment and as discussed below.

     We are also sending a courtesy copy of the amended Registration Statement to Jeffrey Werbitt and Melissa Walsh, blacklined to show changes from Amendment No. 3. Page references described in this letter pertain to the clean courtesy copy and not necessarily to either the courtesy blackline or the Edgar version.

Prospectus
----------

General
-------

1. We refer you comment 2 of our letter of February 3, 2005. It appears that portions of your prospectus continue to refer to this transaction as a "best-efforts" offering, such as in your "Plan of Distribution" section. Please ensure that you refer to this transaction as a direct public offering or self-underwritten offering.

     We found one reference to a best efforts offering in the Plan of Distribution on Page 23 which has been changed to a direct basis.

Securities and Exchange Commission
June 23, 2005
Page 2


Use of Proceeds, Page 9
-----------------------

2. Although you advise that disclosure has been added that the officers will pay the shortfall of the offering expenses, it does not appear that the prospectus contains this disclosure. If true, please disclose that your officers will pay the shortfall of your offering expenses or otherwise disclose how you plan to pay the offering expenses if the proceeds are inadequate to pay the expenses. If the officers will pay the shortfall of the offering proceeds, please describe the arrangements that Assure Data has with its officers. Is there an agreement with the officers? Are the officers otherwise bound to pay the offering expenses?

     Language has been added on Page 9.

Description of Business, Page 10
--------------------------------

       The Primary Manner In Which We Expect to Conduct Business, Page 11
       ------------------------------------------------------------------

3. We reissue comment 26 of our comment letter of February 3, 2005. Explain your statement that you have obtained rights to select email listing of information technology employees and consultants.

     A more detailed statement of the arrangement appears on Page 11.

     Competition, Page 12
     --------------------

4. Please disclose the basis for your belief that there are 2.2 million potential customers in North America and that there is no single large company with a significant share of the market.

     The basis for the Company's beliefs have been added on Page 14.

Management's Discussion and Analysis or Plan of Operation, Page 14
------------------------------------------------------------------

5. We reissue comment 33 of our comment letter of February 3, 2005. We note that you have had revenues in your last fiscal year ended December 31, 2003 and in the nine months ended September 30, 2004. Please revise your disclosure to include the information required by Item 303(b) of Regulation S-B.

     Comparative period to period discussions have been added on Pages 16 and 17.

6. We note that you estimate that the annual cost to be a small business reporting company to be approximately $25,000. We also note that you disclose that Assure Data will have adequate financial resources to meet your financial obligations as you currently conduct business for at least twelve months. Please clarify whether you will be able to meet your financial obligations, including the annual cost to be a reporting company,

Securities and Exchange Commission
June 23, 2005
Page 3


     for the next twelve months if you only receive nominal proceeds in this offering. Also, consider additional risk factor disclosure that addresses the additional cash needs of the company resulting from your reporting obligation.

     Additional language has been added and the discussion moved to the Statement of Operations. The risk factor "We may not remain a reporting company" addresses this issue.

Executive Compensation, Page 17
-------------------------------

7. You disclose in your "Certain Relationships and Related Transactions" section that Mr. Lisle was compensated $63,785 for services provided to Assure Data in 2003 and 2004. However, your executive compensation discloses "Other Annual Compensation" of $63,785 for 2003 and $16,355 for 2004. Please reconcile your disclosure. Also, to the extent that any of the "Other Annual Compensation" was received as a result of consulting services paid through Information Technology Systems, please revise to disclose this amount as "Salary" in your compensation table. Similarly, disclose the compensation Mr. Kipness received for his consulting services for services provided to Assure Data as "Salary" in the executive compensation table.

     These disclosures have been corrected on Pages 20 and 21.

8. We note that you disclose 16,355 under "Securities Underlying Options or Warrants." You also disclose that no stock has been issued to any officer, employee or director. Please reconcile. Please also advise why you have not provided an option grant table or any disclosure regarding these securities in an option grant table.

     The table has been corrected.

Notes to the Financial Statements
---------------------------------

     Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------

          Revenue Recognition, Page F-7
          -----------------------------

9. We refer you to comment 53 of our letter of February 3, 2005. We note your revision to the revenue recognition policy description in response to our prior comment. Based on your disclosure, it appears that the monthly service fee and the initial set-up fee are recognized in accordance with SAB 104. If true, it may be helpful to include the related revenue recognition criteria considered in determining when to recognize revenue and how you determine that each of your arrangements meet those criteria. Also, supplementally explain when you begin to recognize revenue generated from refundable set-up fees and how this adheres to the guidance in SAB
     104.  In  addition,  please  tell us how you  considered  the fact that all

Securities and Exchange Commission
June 23, 2005
Page 4


     contracts are terminable upon 30 days notice by either party (as disclosed in your "Description of Business" section on Page 10) in your revenue recognition policy.

     We have expanded our disclosure under revenue recognition to state that monthly fees are charged "based on the provisions of each customer's contract". We have changed the reference to the Staff Accounting Bulletin from SAB 101 to SAB 104.

     Revenue from set up fees is recognized over a 36 month period coinciding with the beginning of the contract period. Although the set-up fee is refundable, none of our customers has requested a refund during or after this initial 30 day period. In addition, the average start-up fee for the existing 7 customers has been approximately $465. Therefore, the difference between revenue recorded at the outset of the contract period versus after the 30 day refund period has expired would be clearly immaterial for the existing service contracts.

     Contracts are for a one year period with provisions for automatic one year renewals unless cancelled by either party with 30 days written notice. Due to the lack of history for the Company, the expected length of these contracts had to be estimated by management. To date, no contracts have been cancelled. The Company's policy on any contracts cancelled in the future is to record any remaining unrecognized revenues from set-up fees in the period in which the contract is cancelled. Accordingly, management is of the opinion that recognizing revenue in the manner prescribed herein represents the most conservative treatment available given the nature of the Company's operations.

     Please contact the undersigned with your further questions and comments.

                                                     Sincerely,

                                                     /s/ Ronald L. Brown

                                                     Ronald L. Brown


cc:      Robert Lisle
         Palmer Miles